SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3)*


                                  FOLDERA, INC.
             -------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    344229109
                  ---------------------------------------------
                                 (CUSIP Number)


                          Vision Capital Advisors, LLC
                         20 West 55th Street, 5th Floor
                               New York, NY 10019
                          Attention: Antti Uusiheimala
                                Tel: 212.849.8225
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 October 4, 2007
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                             Page 1 of 6 pages

CUSIP No.:  344229109

NAME OF REPORTING PERSON

1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Adam Benowitz

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF                    7    SOLE VOTING POWER  -  0
SHARES
BENEFICIALLY                 8    SHARED VOTING POWER  -  36,415,036
OWNED BY
EACH                         9    SOLE DISPOSITIVE POWER  -  0
REPORTING
PERSON WITH                  10   SHARED DISPOSITIVE POWER  -  36,415,036

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     36,415,036

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.6%

14   TYPE OF REPORTING PERSON

     IN


                               Page 2 of 6 pages

CUSIP No.:  344229109

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vision Opportunity Master Fund, Ltd.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF                    7    SOLE VOTING POWER  -  0
SHARES
BENEFICIALLY                 8    SHARED VOTING POWER  -  36,415,036
OWNED BY
EACH                         9    SOLE DISPOSITIVE POWER  -  0
REPORTING
PERSON WITH                  10   SHARED DISPOSITIVE POWER  -  36,415,036

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     36,415,036

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.6%

14   TYPE OF REPORTING PERSON

     CO


                               Page 3 of 6 pages

CUSIP No.:  344229109

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF                    7    SOLE VOTING POWER  -  0
SHARES
BENEFICIALLY                 8    SHARED VOTING POWER  -  36,415,036
OWNED BY
EACH                         9    SOLE DISPOSITIVE POWER  -  0
REPORTING
PERSON WITH                  10   SHARED DISPOSITIVE POWER  -  36,415,036

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     36,415,036

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.6%

14   TYPE OF REPORTING PERSON

     IA


                               Page 4 of 6 pages

                                EXPLANATORY NOTE

         This Amendment No. 3 (this "Statement") amends and corrects certain information contained in Amendment No. 2 to Schedule 13D (the "Existing Schedule 13D") that was filed on October 9, 2007. Items 4 and 5 of the Existing Schedule 13D are hereby amended as follows (and otherwise remain unchanged):

ITEM 4.  Purpose of Transaction.

         The Existing Schedule 13D indicated in Item 4 that "on October 8, 2007, the Fund purchased 25,000 shares of Common Stock of the Issuer on the open market, at a price of $0.13 per share." The correct number of shares purchased on that date should have been reported as 100,000.

ITEM 5.  Interest in Securities of the Issuer.

         The Existing Schedule 13D indicated (i) in Item 5(a) that "the Fund beneficially owns 36,340,036 shares of Common Stock" and (ii) in Item 5(b) that the "Reporting Persons have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 36,340,036 shares of Common Stock reported herein." The correct number of shares in both items should have been reported as 36,415,036.







                               Page 5 of 6 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  October 17, 2007

                                       ADAM BENOWITZ
                                       VISION CAPITAL ADVISORS, LLC
                                       VISION OPPORTUNITY MASTER FUND, LTD.


                                       By: /s/ ADAM BENOWITZ
                                           -------------------------------------
                                           Adam Benowitz, for himself, as
                                           Managing Member of the Investment
                                           Manager and as Portfolio Manager of
                                           the Fund




                                Page 6 of 6 pages